UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February, 2016

Commission File Number: 1-6784

Panasonic Corporation

1006, Oaza Kadoma,

Kadoma City, Osaka 571-8501

Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	News release issued on February 25, 2016, by Panasonic Corporation (the registrant), announcing company split (simplified absorption type) to integrate management business of subsidiary of Panasonic Industrial Devices Taiko Co., Ltd., a wholly-owned subsidiary.

2.	News release issued on February 25, 2016, by the registrant, announcing changes of representative directors.

3.	News release issued on February 25, 2016, by the registrant, announcing dividends forecasts.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ HIROHISA IKUTOMI
Hirohisa Ikutomi, Attorney-in-Fact
Manager of Disclosure & Investor Relations Office, Disclosure Section,
Panasonic Corporation

Dated: February 29, 2016

February 25, 2016

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Chieko Gyobu (Japan)	Yukie Takakuwa (Japan)
Public Relations Department	Disclosure & Investor Relations Office
(Tel: +81-3-3574-5664)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yuko Iwatsu (U.S.)
(Tel: +81-3-3542-6205)	(Tel: +1-201-348-7000)

Jim Reilly (U.S.)
(Tel: +1-201-392-6067)

Anne Guennewig (Europe)
(Tel: +49-611-235-457)

Panasonic Announces Company Split (Simplified Absorption Type) to Integrate Management Business of Subsidiary of Panasonic Industrial Devices Taiko Co., Ltd., a Wholly-Owned Subsidiary

Osaka, Japan, February 25, 2016 – Panasonic Corporation ([TSE:6752] “Panasonic”) today announced that its Board of Directors has decided to succeed management business of subsidiary of Panasonic Industrial Devices Taiko Co., Ltd. (“PIDTA”) (the “Business”), a wholly-owned consolidated subsidiary of Panasonic, through an absorption-type company split (the “Company Split”). The Company Split is expected to take effect on March 31, 2016. Details of the Company Split are outlined below.

The Company Split will be conducted through a simplified absorption-type company split to succeed a part of wholly-owned subsidiary, accordingly, some of the matters and details for disclosure relating to the Company split have been omitted.

1.	Purpose of the Company Split

Panasonic Industrial Devices Taiko Shenzhen Co., Ltd. (“PIDTASZN”) in Guangdong Province of the People’s Republic of China (China), which is the objective of the PIDTA’s management business, mainly engages in the production and sales of products designed by PIDTA, such as automotive relays. Targeting the growing automotive market in China, PIDTASZN will expand its product lineup in addition to automotive relays, including automotive switches, sensors, other than the products designed by PIDTA.

With the Company Split, the Company intends to accelerate the expansion of the product lineup and establish a more efficient governance structure. It will also aim to achieve continuous business growth and increase the Company’s value by utilizing management resources within the group.

2.	Summary of the Company Split

(1)	Schedule of the Company Split

	February 25, 2016	Resolution of the Board of Directors on the Company Split
	February 25, 2016	Execution of the Company Split agreement
	March 31, 2016 (planned)	Effective date of the Company Split

(Note: Since, for Panasonic, the Company Split falls under a simplified absorption-type company split, as set forth in Article 796, Paragraph 2 of the Companies Act, and for PIDTA, the Company Split falls under a short form absorption-type company split as set forth in Article 784, Paragraph 1 of the Companies Act, resolutions of shareholders’ meetings of both companies concerning approval of the absorption-type company split will not be held.)

(2)	Method of the Company Split

The Company Split is an absorption-type company split in which PIDTA is the splitting company and Panasonic is the succeeding company (simplified absorption-type company split).

(3)	Allotment of shares in relation to the Company Split

There shall be no allotment of shares or other consideration upon the Company Split.

(4)	Treatment of stock acquisition rights and bonds with stock acquisition rights upon the Company Split

PIDTA has not issued any stock acquisition rights or bonds with stock acquisition rights.

(5)	Increase or decrease in stated capital as a result of the Company Split

There shall be no increase or decrease in the stated capital of Panasonic as a result of the Company Split.

(6)	Rights and obligations to be transferred to the succeeding company

Panasonic will succeed to all the equity interest that PIDTA holds in PIDTASZN in relation to the Business.

(7)	Prospects for performance of liabilities

Panasonic believes that there will be no concern in fulfilling its obligations required to be performed after the effective date of the Company Split.

3.	Outline of Companies that are Parties to the Company Split

	Succeeding Company (As of September 30, 2015)		Splitting Company (As of September 30, 2015)
(1) Corporate name	Panasonic Corporation		Panasonic Industrial Devices Taiko Co., Ltd.
(2) Head office	1006, Oaza Kadoma, Kadoma City, Osaka, Japan		1843-6, Higashiyama, Kamiishigami, Otawara City, Tochigi, Japan
(3) Name and title of representative	President, Kazuhiro Tsuga		President, Hiroyuki Tanaka
(4) Principal lines of business	Manufacture and sale of electronic and electric equipment, etc.		Development/design and manufacturing of relays and sensors for vehicle electric system units
(5) Stated capital	258,740 million yen		452 million yen
(6) Date established	December 15, 1935		February 28, 1958
(7) Total number of outstanding shares	2,453,053,497 shares		905,000 shares
(8) Fiscal year end	March 31		March 31
(9) Major shareholders and shareholding ratios	Japan Trustee Services Bank, Ltd. (trust account)	5.42%	Panasonic Corporation	100%
	The Master Trust Bank of Japan, Ltd. (trust account)	5.00%
	State Street Bank and Trust Company	3.57%
	Nippon Life Insurance Company	2.81%
	Panasonic Corporation Employee Shareholding Association	1.77%

(10) Financial conditions and business performance for immediately preceding fiscal year
	Panasonic Corporation (Consolidated, U.S. GAAP) (The year ended March 31, 2015)		Panasonic Industrial Devices Taiko Co., Ltd. (Non-consolidated, Japan GAAP) (The year ended March 31, 2015)
Net assets	1,992,552 million yen		1,015 million yen
Total assets	5,956,947 million yen		6,388 million yen
Shareholders’ equity per share	788.87 yen		1,121.28 yen
Net sales	7,715,037 million yen		14,364 million yen
Operating profit	381,913 million yen		566 million yen
Ordinary income	—		582 million yen
Net income attributable to Panasonic Corporation / PIDTA	179,485 million yen		405 million yen
Net income per share attributable to Panasonic Corporation / PIDTA	77.65 yen		447.75 yen

Notes:

1.      As of September 30, 2015, Panasonic holds 132,162 thousand shares of its common stock.

2.      For Panasonic, the amount of “Total equity” on consolidated basis in accordance with the United States Generally Accepted Accounting Principles (U.S. GAAP) is presented instead of “Net assets.”

3.      As for PIDTA, the amount of “Net assets per share” is presented in the “Shareholders’ equity per share” column.

4.      With respect to Panasonic, the item “Ordinary income” is omitted since such item does not exist under U.S. GAAP which Panasonic adopts on a consolidated basis.

4.	Outline of the Business to be Succeeded due to the Company Split

(1)	Outline of the business to be succeeded

Business related to the management of the subsidiary (PIDTASZN)

(2)	Operating results of the business to be succeeded

(Million yen)

	Business to be succeeded (a) (The year ended March 31, 2015)		PIDTA (b) (The year ended March 31, 2015)	Ratio (a/b)
Net sales	0		14,364	—
Operating profit	(Note	)	566	—

Note:	The operating profit of the business to be succeeded includes labor costs of employees engaged in the business. The labor costs are insignificant.

(3)	Assets and liabilities of the business to be succeeded (As of March 31, 2016 expected)

(Million yen)

Assets		Liabilities
Item	Book value	Item	Book value
Current assets	0	Current liabilities	0
Fixed assets	2,367	Fixed liabilities	0
Total	2,367	Total	0

5.	Status of Panasonic after the Company Split

Corporate name, head office, name and title of representative, principal lines of business, stated capital and fiscal year end of Panasonic shall not be changed as a result of the Company Split.

6.	Financial Outlook

It is expected that there shall be no material effect due to the Company Split on the consolidated financial outlook of Panasonic for fiscal year ending March 31, 2016.

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (that include those within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934), as amended about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings under the Financial Instrument and Exchange Act of Japan (the FIEA) and other publicly disclosed documents.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the Americas, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; the possibility that excessive currency rate fluctuations of the U.S. dollar, the euro, the Chinese yuan and other currencies against the yen may adversely affect costs and prices of Panasonic’s products and services and certain other transactions that are denominated in these foreign currencies; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the possibility of the Panasonic Group not being able to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results or incurring unexpected losses in connection with the alliances or mergers and acquisitions; the possibility of not being able to achieve its business objectives through joint ventures and other collaborative agreements with other companies, including due to the pressure of price reduction exceeding that which can be achieved by its effort and decrease in demand for products from business partners which Panasonic highly depends on in BtoB business areas; the possibility of the Panasonic Group not being able to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; the possibility of incurring expenses resulting from a leakage of customers’ or confidential information from Panasonic’s systems due to unauthorized access or a detection of vulnerability of network-connected products of the Panasonic Group; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world, disruption of supply chain and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in the most recent English translated version of Panasonic’s securities reports under the FIEA and any other documents which are disclosed on its website.

# # #

February 25, 2016

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Chieko Gyobu (Japan)	Yukie Takakuwa (Japan)
Public Relations Department	Disclosure & Investor Relations Office
(Tel: +81-3-3574-5664)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yuko Iwatsu (U.S.)
(Tel: +81-3-3542-6205)	(Tel: +1-201-348-7000)

Jim Reilly (U.S.)
(Tel: +1-201-392-6067)

Anne Guennewig (Europe)
(Tel: +49-611-235-457)

Panasonic Announces Changes of Representative Directors

Osaka, Japan, February 25, 2016 - Panasonic Corporation ([TSE:6752] “Panasonic”), today announced that its Board of Directors has resolved the changes of representative directors, as follows.

For further details, please see attached press release “Panasonic Announces Proposed Senior Management Changes”.

1.	Reason for Changes

Changes of representative directors due to senior management changes.

2.	Details of Changes

(1)	Newly assigned representative directors (Effective April 1)

Name	New Responsibility (Representative Directors)	Current Responsibility

Yasuji Enokido	Senior Managing Director	Managing Director

Mototsugu Sato	Senior Managing Director	Managing Director

Tetsuro Homma	Senior Managing Director	Managing Director

(2)	Resigning representative director (Effective June 24)

Name	New Responsibility	Current Responsibility (Representative Director)

Yoshihiko Yamada	Corporate Advisor	Executive Vice President

<Reference> “Panasonic Announces Proposed Senior Management Changes”

February 25, 2016

Panasonic Announces Proposed Senior Management Changes

Osaka, Japan, February 25, 2016 - Panasonic Corporation ([TSE:6752] “Panasonic”), today announced the following changes of the members of the Board of Directors and Executive Officers, effective April 1, 2016, and proposed changes of the members of the Board of Directors and the Board of Audit & Supervisory Board Members effective June 24, 2016. These proposed changes will be submitted for and subject to approval at the company’s ordinary general meeting of shareholders, and at the Board of Directors’ Meeting and the Audit & Supervisory Board Members’ Meeting to be held on June 24, 2016.

1.	Resignation of an Executive Officer, etc. (Effective March 31)

Name	New Responsibility (Effective April 1)	Current Responsibility

Yorihisa Shiokawa	Corporate Advisor	Managing Executive Officer Regional Head for Latin America President, Panasonic Latin America President, Panasonic Marketing Latin America

Takuya Sugita	Corporate Advisor	Vice President, AVC Networks Company Director, Imaging Network Business Division

2.	Assignment of Responsibilities as Executive Officers (Effective April 1)

Title	Name	Current Responsibility

Executive Officer	Mitsuki Wada	President, Global Procurement Company

Executive Officer	Tatsuo Katakura	Vice President, AVC Networks Company In charge of Solutions Business for Japan Region President, Panasonic System Networks Co., Ltd. President, System Solutions Company (Japan)

Executive Officer	Kenji Tamura	Vice President, Automotive & Industrial Systems Company In charge of Energy Business

Title	Name	Current Responsibility

Executive Officer	Thomas Gebhardt	President, Panasonic Automotive Systems Company of America, Panasonic Corporation of North America

Executive Officer	Akira Kono	President, Panasonic Consumer Marketing Co., Ltd. Associate Director, Consumer Marketing Division (Japan), Consumer Marketing Sector for Japan Region, Appliances Company

Executive Officer	Masashi Nagayasu	Managing Officer, Automotive & Industrial Systems Company Director, Automotive Marketing & Sales Division

Executive Officer	Manish Sharma	Managing Director, Panasonic Marketing India, Panasonic India Pvt. Ltd.

3.	Members of the Board of Directors, Executive Officers, and their Responsibilities (Effective April 1)

Underline: Changed responsibilities

Title	Name	New Responsibility (Effective April 1)	Current Responsibility

Chairman of the Board	Shusaku Nagae

Vice Chairman of the Board	Masayuki Matsushita

President	Kazuhiro Tsuga

Executive Vice President	Yoshihiko Yamada	In charge of Strategic Regions Director, Strategic Regions Business Promotion Division	In charge of Strategic Regions Director, Strategic Regions Business Promotion Division

Executive Vice President	Kazunori Takami	In charge of Japan Region, Customer Satisfaction, and Design	In charge of Japan Region, Customer Satisfaction, and Design

Senior Managing Director	Hideaki Kawai	In charge of Accounting and Finance, and Groupwide Cost Busters Project	In charge of Accounting and Finance, and Groupwide Cost Busters Project

Senior Managing Director	Yoshiyuki Miyabe	In charge of Technology, Manufacturing, Procurement, Information Systems and Logistics, Intellectual Property, Quality Administration, FF Customer Support & Management, Environmental Affairs, and Motor Business Administration Office	In charge of Technology, Intellectual Property, Manufacturing, and Procurement

Underline: Changed responsibilities

Title	Name	New Responsibility (Effective April 1)	Current Responsibility

Senior Managing Director	Yoshio Ito	President, Automotive & Industrial Systems Company	President, Automotive & Industrial Systems Company

Senior Managing Director	Tamio Yoshioka	President, Eco Solutions Company In charge of Construction Safety Regulations Administration Department	President, Eco Solutions Company In charge of Construction Safety Regulations Administration Department

Senior Managing Director	Yasuji Enokido (Promotion)	President, AVC Networks Company In charge of Solutions Business	President, AVC Networks Company In charge of Visual & Imaging Business and Solutions Business

Senior Managing Director	Mototsugu Sato (Promotion)	In charge of Planning, Human Resources, BPR Project, Business Creation Project, and Panasonic Spin-up Fund	In charge of Planning, BPR Project, Business Creation Project, and Panasonic Spin-up Fund

Senior Managing Director	Tetsuro Homma (Promotion)	President, Appliances Company In charge of Consumer Business	President, Appliances Company In charge of Consumer Business

Managing Director	Takashi Toyama	Representative in Tokyo In charge of Government and External Relations Director, Government and External Relations Division In charge of Tokyo Olympic & Paralympic Business Promotion	Representative in Tokyo In charge of Government and External Relations Director, Government and External Relations Division In charge of Tokyo Olympic & Paralympic Business Promotion

Managing Director	Jun Ishii	In charge of Legal Affairs, Fair Business & Compliance, Corporate Governance, Risk Management
Director, Risk & Governance Management Division
In charge of General Affairs, Social Relations, Facility Management, Corporate Sports Promotion, and Executive Support Office	In charge of Human Resources, General Affairs, Social Relations, Legal Affairs, Fair Business & Compliance, Corporate Governance, Risk Management, Facility Management, Corporate Sports Promotion and Executive Support Office
Director, Risk & Governance Management Division

Director	Masayuki Oku

Director	Yoshinobu Tsutsui

Director	Hiroko Ota

Underline: Changed responsibilities

Title	Name	New Responsibility (Effective April 1)	Current Responsibility

Senior Audit & Supervisory Board Member	Seiichiro Sano

Senior Audit & Supervisory Board Member	Hirofumi Yasuhara	Chairman of The Meeting of Panasonic Group Audit & Supervisory Board Members	Chairman of The Meeting of Panasonic Group Audit & Supervisory Board Members

Audit & Supervisory Board Member	Yoshio Sato

Audit & Supervisory Board Member	Ikuo Hata

Audit & Supervisory Board Member	Toshio Kinoshita

Managing Executive Officer	Laurent Abadie	Regional Head for Europe & CIS Chairman & CEO, Panasonic Europe Ltd. Managing Director, Panasonic Marketing Europe GmbH	Regional Head for Europe & CIS Chairman & CEO, Panasonic Europe Ltd. Managing Director, Panasonic Marketing Europe GmbH

Managing Executive Officer	Mamoru Yoshida	In charge of Special Task	Senior Vice President, Appliances Company President, Air-Conditioner Company In charge of TV Business

Managing Executive Officer	Joseph Taylor	Regional Head for North America Chairman & CEO, Panasonic Corporation of North America	Regional Head for North America Chairman & CEO, Panasonic Corporation of North America

Managing Executive Officer	Hidetoshi Osawa	Regional Head for China & Northeast Asia Chairman, Panasonic Corporation of China	Regional Head for China & Northeast Asia Chairman, Panasonic Corporation of China

Managing Executive Officer	Yukio Nakashima	Senior Vice President, Appliances Company In charge of Consumer Marketing Director, Consumer Marketing Sector for Japan Region	Senior Vice President, Appliances Company Director, Consumer Marketing Sector for Japan Region Director, Consumer Marketing Division (Japan)

Managing Executive Officer	Masahisa Shibata	Senior Vice President, Automotive & Industrial Systems Company In charge of Automotive Business	Senior Vice President, Automotive & Industrial Systems Company In charge of Automotive Business

Underline: Changed responsibilities

Title	Name	New Responsibility (Effective April 1)	Current Responsibility

Managing Executive Officer	Makoto Kitano	Senior Vice President, AVC Networks Company In charge of Business Strategy and Planning	Senior Vice President, Eco Solutions Company In charge of BtoB Solutions Business Director, Lighting Business Division

Managing Executive Officer	Daizo Ito (Promotion)	Regional Head for India, South Asia, Middle East and Africa	Regional Head for India, South Asia, Middle East and Africa President, Panasonic India Pvt. Ltd.

Executive Officer	Toshiyuki Takagi	Vice President, Appliances Company President, Air-Conditioner Company	In charge of Manufacturing Innovation, Quality Administration, FF Customer Support & Management, Environmental Affairs, and Motor Business Administration Office

Executive Officer	Masahiro Ido	In charge of Solution Sales Director, Business Solutions Division Director, Tokyo Olympic & Paralympic Enterprise Division	In charge of Solution Sales Director, Business Solutions Division Director, Tokyo Olympic & Paralympic Enterprise Division

Executive Officer	Satoshi Takeyasu	In charge of Corporate Communications, Advertising, and Citizenship Director, Groupwide Brand Communications Division	In charge of Corporate Communications, Advertising, and Citizenship Director, Groupwide Brand Communications Division

Executive Officer	Paul Margis	Vice President, AVC Networks Company In charge of Avionics Business CEO, Panasonic Avionics Corporation	Vice President, AVC Networks Company In charge of Avionics Business Director, Avionics Business Division

Executive Officer	Junichiro Kitagawa	In charge of Consumer Business for Europe & CIS Region	In charge of Consumer Business for Europe & CIS Region

Executive Officer	Shinji Sakamoto	Vice President, Automotive & Industrial Systems Company In charge of Industrial Business	Vice President, Automotive & Industrial Systems Company In charge of Industrial Business

Executive Officer	Yuki Kusumi	Vice President, Appliances Company In charge of Home Appliances Business	Vice President, Appliances Company In charge of Home Appliances Business

Underline: Changed responsibilities

Title	Name	New Responsibility (Effective April 1)	Current Responsibility

Executive Officer	Yoshiyuki Iwai	Vice President, Eco Solutions Company In charge of Intelligence & Liaison, Legal Affairs, and Intellectual Property	Vice President, Eco Solutions Company In charge of Business Development and Intelligence & Liaison

Executive Officer	Makoto Ishii	In charge of Information Systems and Logistics	In charge of Information Systems and Logistics

Executive Officer	Toru Nishida	Regional Head for Southeast Asia and Oceania Managing Director, Panasonic Asia Pacific Pte. Ltd. Managing Director, Panasonic Consumer Marketing Asia Pacific	Regional Head for Southeast Asia and Oceania Managing Director, Panasonic Asia Pacific Pte. Ltd. Managing Director, Panasonic Consumer Marketing Asia Pacific

Executive Officer	Kazuhiro Murata	Vice President, Eco Solutions Company Director, Marketing Division	Vice President, Eco Solutions Company Director, Marketing Division

Executive Officer	Hiroyuki Aota	Vice President, Automotive & Industrial Systems Company In charge of Factory Solutions Business Director, Smart Factory Solutions Business Division President, Panasonic Factory Solutions Co., Ltd.	Vice President, Automotive & Industrial Systems Company In charge of Factory Solutions Business Director, Smart Factory Solutions Business Division President, Panasonic Factory Solutions Co., Ltd.

Executive Officer	Masaki Arizono	Vice President, AVC Networks Company In charge of Visual & Imaging Business Director, Visual Systems Business Division	In charge of Solutions Business for Europe & CIS Region Vice President, AVC Networks Company Managing Director, Panasonic System Communications Company Europe, Panasonic Marketing Europe GmbH

Executive Officer	Masashi Yamada	Vice President, Eco Solutions Company Director, Housing Systems Business Division In charge of AGE-FREE Business	Vice President, Eco Solutions Company Director, Housing Systems Business Division In charge of AGE-FREE Business

Underline: Changed responsibilities

Title	Name	New Responsibility (Effective April 1)	Current Responsibility

Executive Officer	Michiko Ogawa	In charge of Technics Brand Managing Officer, Appliances Company In charge of Home Entertainment Business Director, Home Entertainment Business Division General Manager, Technics Business Promotion	In charge of Technics Brand Managing Officer, Appliances Company In charge of Home Entertainment Business Director, Home Entertainment Business Division General Manager, Technics Business Promotion

Executive Officer	Hirotoshi Uehara	Vice President, Automotive & Industrial Systems Company Director, Automotive Infotainment Systems Business Division	Vice President, Automotive & Industrial Systems Company Director, Automotive Infotainment Systems Business Division

Executive Officer	Eiichi Katayama	In charge of Business Development General Manager, Business Development Department, Corporate Strategy Division	In charge of Business Development General Manager, Business Development Department, Corporate Strategy Division

Executive Officer	Mitsuki Wada (New appointment)	In charge of Procurement President, Global Procurement Company	President, Global Procurement Company

Executive Officer	Tatsuo Katakura (New appointment)	Vice President, AVC Networks Company In charge of Solutions Business for Japan Region President, Panasonic System Networks Co., Ltd. President, System Solutions Company (Japan)	Vice President, AVC Networks Company In charge of Solutions Business for Japan Region President, Panasonic System Networks Co., Ltd. President, System Solutions Company (Japan)

Executive Officer	Kenji Tamura (New appointment)	Vice President, Automotive & Industrial Systems Company In charge of Energy Business	Vice President, Automotive & Industrial Systems Company In charge of Energy Business

Executive Officer	Thomas Gebhardt (New appointment)	Vice President, Automotive & Industrial Systems Company President, Panasonic Automotive Systems Company of America, Panasonic Corporation of North America	President, Panasonic Automotive Systems Company of America, Panasonic Corporation of North America

Underline: Changed responsibilities

Title	Name	New Responsibility (Effective April 1)	Current Responsibility

Executive Officer	Akira Kono (New appointment)	Vice President, Appliances Company Director, Consumer Marketing Division (Japan), Consumer Marketing Sector for Japan Region	President, Panasonic Consumer Marketing Co., Ltd. Associate Director, Consumer Marketing Division (Japan), Consumer Marketing Sector for Japan Region, Appliances Company

Executive Officer	Masashi Nagayasu (New appointment)	Vice President, Automotive & Industrial Systems Company Director, Automotive Marketing & Sales Division	Managing Officer, Automotive & Industrial Systems Company Director, Automotive Marketing & Sales Division

Executive Officer	Manish Sharma (New appointment)	President, Panasonic India Pvt. Ltd.	Managing Director, Panasonic Marketing India, Panasonic India Pvt. Ltd.

4.	Resignation and Assignment of the Members of the Board of Directors and Audit & Supervisory Board Members (Effective June 24)

Resignation:

Name	New Responsibility (Effective June 24)	Current Responsibility (Effective April 1)

Yoshihiko Yamada	Corporate Advisor	Executive Vice President In charge of Strategic Regions Director, Strategic Regions Business Promotion Division

Mamoru Yoshida	Senior Audit & Supervisory Board Member	Managing Executive Officer In charge of Special Task

Seiichiro Sano	Corporate Advisor	Senior Audit & Supervisory Board Member

Ikuo Hata		Audit & Supervisory Board Member

Assignment:

Title	Name	Current Responsibility (Effective April 1)

Director	Kazuhiko Toyama	Representative Director and CEO, Industrial Growth Platform, Inc.

Senior Audit & Supervisory Board Member	Mamoru Yoshida	Managing Executive Officer In charge of Special Task

Audit & Supervisory Board Member	Mitsuko Miyagawa	Attorney at Law, TMI Associates

5.	Members of the Board of Directors, Executive Officers, and their Responsibilities (Effective June 24)

Title	Name	New Responsibility (Effective June 24)	Current Responsibility (Effective April 1)

Chairman of the Board	Shusaku Nagae

Vice Chairman of the Board	Masayuki Matsushita

President	Kazuhiro Tsuga

Executive Vice President	Kazunori Takami	In charge of Japan Region, Customer Satisfaction, and Design	In charge of Japan Region, Customer Satisfaction, and Design

Senior Managing Director	Hideaki Kawai	In charge of Accounting and Finance, and Groupwide Cost Busters Project	In charge of Accounting and Finance, and Groupwide Cost Busters Project

Senior Managing Director	Yoshiyuki Miyabe	In charge of Technology, Manufacturing, Procurement, Information Systems and Logistics, Intellectual Property, Quality Administration, FF Customer Support & Management, Environmental Affairs, and Motor Business Administration Office	In charge of Technology, Manufacturing, Procurement, Information Systems and Logistics, Intellectual Property, Quality Administration, FF Customer Support & Management, Environmental Affairs, and Motor Business Administration Office

Senior Managing Director	Yoshio Ito	President, Automotive & Industrial Systems Company	President, Automotive & Industrial Systems Company

Senior Managing Director	Tamio Yoshioka	President, Eco Solutions Company In charge of Construction Safety Regulations Administration Department	President, Eco Solutions Company In charge of Construction Safety Regulations Administration Department

Senior Managing Director	Yasuji Enokido	President, AVC Networks Company In charge of Solutions Business	President, AVC Networks Company In charge of Solutions Business

Senior Managing Director	Mototsugu Sato	In charge of Planning, Human Resources, BPR Project, Business Creation Project, and Panasonic Spin-up Fund	In charge of Planning, Human Resources, BPR Project, Business Creation Project, and Panasonic Spin-up Fund

Senior Managing Director	Tetsuro Homma	President, Appliances Company In charge of Consumer Business	President, Appliances Company In charge of Consumer Business

Underline: Changed responsibilities

Title	Name	New Responsibility (Effective June 24)	Current Responsibility (Effective April 1)

Managing Director	Takashi Toyama	Representative in Tokyo In charge of Government and External Relations Director, Government and External Relations Division In charge of Tokyo Olympic & Paralympic Business Promotion	Representative in Tokyo In charge of Government and External Relations Director, Government and External Relations Division In charge of Tokyo Olympic & Paralympic Business Promotion

Managing Director	Jun Ishii	In charge of Legal Affairs, Fair Business & Compliance, Corporate Governance, Risk Management
Director, Risk & Governance Management Division
In charge of General Affairs, Social Relations, Facility Management, Corporate Sports Promotion, and Executive Support Office	In charge of Legal Affairs, Fair Business & Compliance, Corporate Governance, Risk Management
Director, Risk & Governance Management Division
In charge of General Affairs, Social Relations, Facility Management, Corporate Sports Promotion, and Executive Support Office

Director	Masayuki Oku

Director	Yoshinobu Tsutsui

Director	Hiroko Ota

Director	Kazuhiko Toyama (New appointment)

Senior Audit & Supervisory Board Member	Hirofumi Yasuhara	Chairman of The Meeting of Panasonic Group Audit & Supervisory Board Members	Chairman of The Meeting of Panasonic Group Audit & Supervisory Board Members

Senior Audit & Supervisory Board Member	Mamoru Yoshida (New appointment)

Audit & Supervisory Board Member	Yoshio Sato

Audit & Supervisory Board Member	Toshio Kinoshita

Audit & Supervisory Board Member	Mitsuko Miyagawa (New appointment)

Title	Name	New Responsibility (Effective June 24)	Current Responsibility (Effective April 1)

Managing Executive Officer	Laurent Abadie	Regional Head for Europe & CIS Chairman & CEO, Panasonic Europe Ltd. Managing Director, Panasonic Marketing Europe GmbH	Regional Head for Europe & CIS Chairman & CEO, Panasonic Europe Ltd. Managing Director, Panasonic Marketing Europe GmbH

Managing Executive Officer	Joseph Taylor	Regional Head for North America Chairman & CEO, Panasonic Corporation of North America	Regional Head for North America Chairman & CEO, Panasonic Corporation of North America

Managing Executive Officer	Hidetoshi Osawa	Regional Head for China & Northeast Asia Chairman, Panasonic Corporation of China	Regional Head for China & Northeast Asia Chairman, Panasonic Corporation of China

Managing Executive Officer	Yukio Nakashima	Senior Vice President, Appliances Company In charge of Consumer Marketing Director, Consumer Marketing Sector for Japan Region	Senior Vice President, Appliances Company In charge of Consumer Marketing Director, Consumer Marketing Sector for Japan Region

Managing Executive Officer	Masahisa Shibata	Senior Vice President, Automotive & Industrial Systems Company In charge of Automotive Business	Senior Vice President, Automotive & Industrial Systems Company In charge of Automotive Business

Managing Executive Officer	Makoto Kitano	Senior Vice President, AVC Networks Company In charge of Business Strategy and Planning	Senior Vice President, AVC Networks Company In charge of Business Strategy and Planning

Managing Executive Officer	Daizo Ito	Regional Head for India, South Asia, Middle East and Africa	Regional Head for India, South Asia, Middle East and Africa

Executive Officer	Toshiyuki Takagi	Vice President, Appliances Company President, Air-Conditioner Company	Vice President, Appliances Company President, Air-Conditioner Company

Executive Officer	Masahiro Ido	In charge of Solution Sales Director, Business Solutions Division Director, Tokyo Olympic & Paralympic Enterprise Division	In charge of Solution Sales Director, Business Solutions Division Director, Tokyo Olympic & Paralympic Enterprise Division

Executive Officer	Satoshi Takeyasu	In charge of Corporate Communications, Advertising, and Citizenship Director, Groupwide Brand Communications Division	In charge of Corporate Communications, Advertising, and Citizenship Director, Groupwide Brand Communications Division

Title	Name	New Responsibility (Effective June 24)	Current Responsibility (Effective April 1)

Executive Officer	Paul Margis	Vice President, AVC Networks Company In charge of Avionics Business CEO, Panasonic Avionics Corporation	Vice President, AVC Networks Company In charge of Avionics Business CEO, Panasonic Avionics Corporation

Executive Officer	Junichiro Kitagawa	In charge of Consumer Business for Europe & CIS Region	In charge of Consumer Business for Europe & CIS Region

Executive Officer	Shinji Sakamoto	Vice President, Automotive & Industrial Systems Company In charge of Industrial Business	Vice President, Automotive & Industrial Systems Company In charge of Industrial Business

Executive Officer	Yuki Kusumi	Vice President, Appliances Company In charge of Home Appliances Business	Vice President, Appliances Company In charge of Home Appliances Business

Executive Officer	Yoshiyuki Iwai	Vice President, Eco Solutions Company In charge of Intelligence & Liaison, Legal Affairs, and Intellectual Property	Vice President, Eco Solutions Company In charge of Intelligence & Liaison, Legal Affairs, and Intellectual Property

Executive Officer	Makoto Ishii	In charge of Information Systems and Logistics	In charge of Information Systems and Logistics

Executive Officer	Toru Nishida	Regional Head for Southeast Asia and Oceania Managing Director, Panasonic Asia Pacific Pte. Ltd. Managing Director, Panasonic Consumer Marketing Asia Pacific	Regional Head for Southeast Asia and Oceania Managing Director, Panasonic Asia Pacific Pte. Ltd. Managing Director, Panasonic Consumer Marketing Asia Pacific

Executive Officer	Kazuhiro Murata	Vice President, Eco Solutions Company Director, Marketing Division	Vice President, Eco Solutions Company Director, Marketing Division

Executive Officer	Hiroyuki Aota	Vice President, Automotive & Industrial Systems Company In charge of Factory Solutions Business Director, Smart Factory Solutions Business Division President, Panasonic Factory Solutions Co., Ltd.	Vice President, Automotive & Industrial Systems Company In charge of Factory Solutions Business Director, Smart Factory Solutions Business Division President, Panasonic Factory Solutions Co., Ltd.

Title	Name	New Responsibility (Effective June 24)	Current Responsibility (Effective April 1)

Executive Officer	Masaki Arizono	Vice President, AVC Networks Company In charge of Visual & Imaging Business Director, Visual Systems Business Division	Vice President, AVC Networks Company In charge of Visual & Imaging Business Director, Visual Systems Business Division

Executive Officer	Masashi Yamada	Vice President, Eco Solutions Company Director, Housing Systems Business Division In charge of AGE-FREE Business	Vice President, Eco Solutions Company Director, Housing Systems Business Division In charge of AGE-FREE Business

Executive Officer	Michiko Ogawa	In charge of Technics Brand Managing Officer, Appliances Company In charge of Home Entertainment Business Director, Home Entertainment Business Division General Manager, Technics Business Promotion	In charge of Technics Brand Managing Officer, Appliances Company In charge of Home Entertainment Business Director, Home Entertainment Business Division General Manager, Technics Business Promotion

Executive Officer	Hirotoshi Uehara	Vice President, Automotive & Industrial Systems Company Director, Automotive Infotainment Systems Business Division	Vice President, Automotive & Industrial Systems Company Director, Automotive Infotainment Systems Business Division

Executive Officer	Eiichi Katayama	In charge of Business Development General Manager, Business Development Department, Corporate Strategy Division	In charge of Business Development General Manager, Business Development Department, Corporate Strategy Division

Executive Officer	Mitsuki Wada	In charge of Procurement President, Global Procurement Company	In charge of Procurement President, Global Procurement Company

Executive Officer	Tatsuo Katakura	Vice President, AVC Networks Company In charge of Solutions Business for Japan Region President, Panasonic System Networks Co., Ltd. President, System Solutions Company (Japan)	Vice President, AVC Networks Company In charge of Solutions Business for Japan Region President, Panasonic System Networks Co., Ltd. President, System Solutions Company (Japan)

Executive Officer	Kenji Tamura	Vice President, Automotive & Industrial Systems Company In charge of Energy Business	Vice President, Automotive & Industrial Systems Company In charge of Energy Business

Title	Name	New Responsibility (Effective June 24)	Current Responsibility (Effective April 1)

Executive Officer	Thomas Gebhardt	Vice President, Automotive & Industrial Systems Company President, Panasonic Automotive Systems Company of America, Panasonic Corporation of North America	Vice President, Automotive & Industrial Systems Company President, Panasonic Automotive Systems Company of America, Panasonic Corporation of North America

Executive Officer	Akira Kono	Vice President, Appliances Company Director, Consumer Marketing Division (Japan), Consumer Marketing Sector for Japan Region	Vice President, Appliances Company Director, Consumer Marketing Division (Japan), Consumer Marketing Sector for Japan Region

Executive Officer	Masashi Nagayasu	Vice President, Automotive & Industrial Systems Company Director, Automotive Marketing & Sales Division	Vice President, Automotive & Industrial Systems Company Director, Automotive Marketing & Sales Division

Executive Officer	Manish Sharma	President, Panasonic India Pvt. Ltd.	President, Panasonic India Pvt. Ltd.

6.	Appointment of Director, Lighting Business Division, Eco Solutions Company and Others (Effective April 1)

Appointment:

Name	New Responsibility (Effective April 1)	Current Responsibility

Masaharu Michiura	Director, Lighting Business Division, Eco Solutions Company Director, Lighting Equipment Business Unit	Director, Lighting Equipment Business Unit, Lighting Business Division, Eco Solutions Company

Yosuke Yamane	Director, Imaging Network Business Division, AVC Networks Company	Director, Imaging Products Business Unit, Imaging Network Business Division, AVC Networks Company

Shigeo Suzuki	Regional Head for Latin America President, Panasonic Latin America President, Panasonic Marketing Latin America	President, Panasonic Sales Latin America, Panasonic Latin America

Note:	The Chairman of the Board of Directors, Vice Chairman of the Board of Directors, President, Executive Vice Presidents and Senior Managing Directors are Representative Directors and severally represent the company.

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February 25, 2016

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Chieko Gyobu (Japan)	Yukie Takakuwa (Japan)
Public Relations Department	Disclosure & Investor Relations Office
(Tel: +81-3-3574-5664)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yuko Iwatsu (U.S.)
(Tel: +81-3-3542-6205)	(Tel: +1-201-348-7000)

Jim Reilly (U.S.)
(Tel: +1-201-392-6067)

Anne Guennewig (Europe)
(Tel: +49-611-235-457)

Panasonic Announces Dividends Forecasts

Osaka, Japan, February 25, 2016 — Panasonic Corporation ([TSE:6752] “Panasonic”) today announced that its Board of Directors has resolved the forecast of year-end dividends for the fiscal year ending March 31, 2016 (fiscal 2016). The record date for the year-end dividend is March 31, 2016. The forecasts are as follows.

Annual dividends for fiscal 2016
Record date	Interim dividends (September 30, 2015)	Year-end dividends (March 31, 2016)	Total dividends

Previous forecasts (announced on Feb. 3, 2016)		—	—

Revised forecasts		14 yen	24 yen

Dividends for fiscal 2016	10 yen

Dividends for fiscal 2015	8 yen	10 yen	18 yen

Reason:

Panasonic plans to distribute a year-end dividend of 14 yen per share for fiscal 2016 according to its overall policy of distributing profits to shareholders based on its business performance, as well as its current financial position.

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (that include those within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934), as amended about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings under the Financial Instrument and Exchange Act of Japan (the FIEA) and other publicly disclosed documents.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the Americas, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; the possibility that excessive currency rate fluctuations of the U.S. dollar, the euro, the Chinese yuan and other currencies against the yen may adversely affect costs and prices of Panasonic’s products and services and certain other transactions that are denominated in these foreign currencies; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the possibility of the Panasonic Group not being able to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results or incurring unexpected losses in connection with the alliances or mergers and acquisitions; the possibility of not being able to achieve its business objectives through joint ventures and other collaborative agreements with other companies, including due to the pressure of price reduction exceeding that which can be achieved by its effort and decrease in demand for products from business partners which Panasonic highly depends on in BtoB business areas; the possibility of the Panasonic Group not being able to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; the possibility of incurring expenses resulting from a leakage of customers’ or confidential information from Panasonic’s systems due to unauthorized access or a detection of vulnerability of network-connected products of the Panasonic Group; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world, disruption of supply chain and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in the most recent English translated version of Panasonic’s securities reports under the FIEA and any other documents which are disclosed on its website.

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